Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Actavis, Inc.
(Commission File No.: 001-13305)

Q&A

What is a stock-for-stock acquisition?

Under the terms of the proposed acquisition, which is expected to close by year-end 2013, Actavis and Warner Chilcott will be combined under a new company expected to be called Actavis plc or a variant thereof ("New Actavis") incorporated in Ireland. Warner Chilcott shareholders will receive 0.160 shares of New Actavis for each Warner Chilcott share they own upon closing. Actavis shareholders will receive one share of stock of New Actavis for each share of Actavis they own on closing. Warner Chilcott shareholders are expected to own approximately 23 percent of the combined company. Shares of New Actavis are expected to trade on the New York Stock Exchange under the current ticker symbol which is "ACT."

When will the transaction be final?

The proposed acquisition is subject to the approvals of the shareholders of both companies, and various governmental review and approvals in the United States and Europe, in particular in Ireland. Over the next several months, we will be working to obtain those approvals to complete this transaction. We anticipate that this process will conclude by the end of 2013.

How will the two companies be combined?

Until the transaction closes, we must continue to operate as two separate companies. However, we will be developing integration plans and intend to identify the best resources from within both organizations to serve on integration task forces. We will be working toward the smooth and timely combination of our businesses by the end of 2013.

Will our customers be notified of this proposed combination?

We intend to ensure that all customers receive notification of the offer of acquisition as rapidly as possible, and we will continue to communicate with them as appropriate throughout the transition until the close. However, we will continue to operate business as usual.

How will we know what is happening over the next few months?

The management teams of both companies are committed to communicating with you in a timely and consistent manner about the progress of the transaction and integration planning activities.



Global Headquarters
Actavis, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054 USA

International Headquarters
Actavis
Turmstrasse 24
6300 Zug
Switzerland

NYSE:ACT www.actavis.com

Actavis



This is Warner Chilcott

Actavis + Warner Chilcott **Better together**

Actavis Team Members,

On behalf of the management teams of Actavis and Warner Chilcott, we are proud to announce the exciting news that Actavis has entered into an agreement to acquire Warner Chilcott in a stock-for-stock transaction. The combination of Actavis and Warner Chilcott will reshape the specialty pharmaceutical universe and create a leading global specialty pharmaceutical company.

The combination of our two companies will create a leading global specialty pharmaceutical business with expected annual revenues of approximately $11 billion. Together, we will expand our Specialty Brands business to approximately $3 billion in sales, and offer a broader portfolio of branded pharmaceuticals focused in key therapeutic categories including Women's Health, Urology, Dermatology and Gastroenterology. Together, we will have a broader pipeline of potential new products, particularly in Women's Health.

News of the potential combination of Actavis and Warner Chilcott has been greeted enthusiastically by the financial community. One financial analyst wrote, "We have long felt these two companies would represent a strong potential combination." Another wrote, "We believe an Actavis/Warner Chilcott combination would make strategic sense, with Warner Chilcott bringing a strong portfolio of high-value specialty brand products in Women's Health, Dermatology, Urology and Gastroenterology."

The management teams of our two companies are working to complete the transaction by the end of this year. In the meantime, our two companies will continue to operate separately, maintaining a sharp focus on the execution of our individual company goals and objectives.

We hope you share our excitement about this potential combination, and thank you in advance for your patience, cooperation and continued focus as we work to combine Actavis and Warner Chilcott into a powerful global company with a world of opportunity.

Sincerely,

Paul M. Bisaro
President and CEO, Actavis

Roger Boissonneault
CEO, President and Director, Warner Chilcott

FACTS ABOUT WARNER CHILCOTT

Warner Chilcott is a leading specialty pharmaceutical company currently focused on the women's healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America.

Spun out of Warner-Lambert in 1996, Warner Chilcott has evolved, through a series of acquisitions and divestitures, from a small seller of undifferentiated products to a fully integrated pharmaceutical company with a broad portfolio of leading branded products.

The acquisition of The Procter & Gamble Company's global branded pharmaceuticals business in 2009 transformed Warner Chilcott into a global pharmaceuticals company with significant scale and geographic reach.

Headquartered in Dublin, Ireland, Warner Chilcott has more than 2,100 employees and is listed on the Nasdaq Stock Exchange and trades under the symbol WCRX.

WARNER CHILCOTT'S GLOBAL SUPPLY CHAIN

[GRAPHIC OMITTED]

WARNER CHILCOTT'S KEY PRODUCTS

Currently, Warner Chilcott's marketed products are concentrated in four therapeutic categories: women's healthcare, gastroenterology, urology and dermatology.

WOMEN'S HEALTHCARE

The Company's oral contraceptive portfolio includes LOESTRIN([R]) 24 FE, LO
LOESTRIN([R]) FE, and recently FDA approved MINASTRIN([TM]) 24 FE.

ACTONEL([R]) is a leading branded product in the U.S. non-injectable osteoporosis market for the prevention and treatment of osteoporosis in women.

ATELVIA([R]) is the first and only osteoporosis pill with a unique delayed-release formulation.

ESTRACE([R]) Cream is a leading topical product for the treatment of urogenital symptoms of menopause.

GASTROENTEROLOGY

DELZICOL[TM], launched in March 2013, is indicated for treatment of ulcerative colitis in the U.S. market. The delayed-release formulation ASACOL([R]) HD is indicated for the treatment of moderately active ulcerative colitis.

UROLOGY

ENABLEX([R]) is prescribed to adults to treat the symptoms of overactive bladder.

DERMATOLOGY

DORYX([R]), a tetracycline-class oral antibiotic, is indicated for the adjunctive treatment of severe acne.

DORYX([R]) is one of the leading branded oral tetracyclines in the U.S.
market.
                                                                               4

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other nonhistorical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business,

Warner Chilcott’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Warner Chilcott acquisition; subsequent integration of the Warner Chilcott acquisition and the ability to recognize the anticipated synergies and benefits of the Warner Chilcott acquisition; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Warner Chilcott debt) on a timely basis and on reasonable terms; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Warner Chilcott’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Actavis accept responsibility for the information contained in this announcement other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Warner Chilcott accept responsibility for the information contained in this announcement relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Bank of America Merrill Lynch and Greenhill are acting as joint financial advisers to Actavis and New Actavis and no one else in connection with the Acquisition and will not be responsible to anyone other than Actavis and New Actavis for providing the protections afforded to clients of

Bank of America Merrill Lynch and Greenhill or for providing advice in relation to the acquisition of Warner Chilcott, the contents of this announcement or any transaction or arrangement referred to herein.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

Dealing Disclosure Requirements

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).